Exhibit 12.1: Computation of Ratio of Earnings to Fixed Charges

	YEAR ENDED DECEMBER 31,
(in thousands, except ratio)	2009	2010	2011	2012	2013

(Loss) income from continuing operations before taxes	$(240,542)	$(80,497)	$(32,732)	$43,967	$195,691
Share of distributed (income) loss of 50%-or-less-owned affiliates, net of equity pickup	(308)	3,705	976	(1,218)	(1,202)
Amortization of capitalized interest	51,477	40,791	32,068	40,612	52,362
Interest	46,949	55,615	56,635	59,503	68,184
Less: interest capitalized during the period	(35,931)	(31,221)	(38,032)	(42,327)	(59,208)
Interest portion of rental expense	4,354	3,733	2,360	1,976	2,182

(LOSS) EARNINGS	$(174,001)	$(7,874)	$21,275	$102,513	$258,009
Interest	$46,949	$55,615	$56,635	$59,503	$68,184
Interest portion of rental expense	4,354	3,733	2,360	1,976	2,182

FIXED CHARGES	$51,303	$59,348	$58,995	$61,479	$70,366
(DEFICIENCY) SURPLUS	$(225,304)	$(67,222)	$(37,720)	$41,034	$187,643
Ratio of earnings to fixed charges	–	–	–	1.67	3.67